[GRAPHIC OMITTED] Grupo Financiero Galicia

        "Corporation which has not adhered to the optional system for the mandatory acquisition of shares in a public offering"

                                                  Buenos Aires, January 07, 2009

To the
Comision Nacional de Valores (National Securities Commission)


                                         Ref.: Section N(degree)2 Chapter XXI.2,
                                         Book 6 - CNV Regulations -
                                         Material Event.

Dear Sirs,

     We are writing to you in order to comply with the regulations set forth by the above-mentioned National Securities Commission. In that regard, we hereby inform you that today the Company prepaid the US$ 62 million loan, the original maturity of which was July 25th, 2009 by means of a payment amounting to US$
39.1 million.

     In order to make the above-mentioned prepayment, the Company used its own funds plus funds from a 180-day loan granted by Sudamericana Holding S. A. for the amount of $ 97 million.

                                                   Yours faithfully,


                                                   Pedro Alberto Richards
                                                   Head of Market Relations